SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)

New England Realty Associates Limited Partnership

(Name of Issuer)

Depositary Receipts

(Title of Class of Securities)

644206104 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 644206104	13G	Page 2 of 8

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mercury Real Estate Advisors LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 139,100 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER 139,100

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,100
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.0%
12.	TYPE OF REPORTING PERSON* OO

CUSIP No. 644206104	13G	Page 3 of 8

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mercury Special Situations Fund LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 86,200 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER 86,200

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,200
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.0%
12.	TYPE OF REPORTING PERSON* PN

CUSIP No. 644206104	13G	Page 4 of 8

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Malcolm F. MacLean IV
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 139,100 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER 139,100

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,100
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.0%
12.	TYPE OF REPORTING PERSON* IN

CUSIP No. 644206104	13G	Page 5 of 8

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) David R. Jarvis
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 139,100 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER 139,100

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,100
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.0%
12.	TYPE OF REPORTING PERSON* IN

CUSIP No. 644206104	13G	Page 6 of 8

Item 1	(a).	Name of Issuer: New England Realty Associates Limited Partnership (the “Issuer”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices: 39 Brighton Avenue Allston, Massachusetts 02134

Item 2	(a).

Name of Person Filing:

This Amendment No. 1 to Schedule 13G is being jointly filed by Mercury Real Estate Advisors LLC, a Delaware limited liability company (“Mercury Advisors”), Mercury Special Situations Fund LP, a Delaware limited partnership (“Mercury Special Situations”), Malcolm F. MacLean IV (“Mr. MacLean”) and David R. Jarvis (“Mr. Jarvis” and collectively with Mercury Advisors, Mercury Special Situations and Mr. MacLean, the “Reporting Persons”) as follows:

(i)         Mercury Advisors with respect to the depositary receipts of the Issuer held by Mercury Special Situations and certain other entities (the “Other Mercury Entities”) of which Mercury Advisors is the investment advisor. Mercury Advisors has complete investment discretion with respect to the depositary receipts of the Issuer held by each such entity. Messrs. Jarvis and MacLean are the Managing Members of Mercury Advisors.

(ii)        Mercury Special Situations with respect to the depositary receipts of the Issuer held by it. Mercury Advisors is the investment advisor to Mercury Special Situations and has complete investment discretion with respect to such depositary receipts. Messrs. Jarvis and MacLean are the Managing Members of Mercury Advisors.

(iii)       Mr. Jarvis, a Managing Member of Mercury Advisors, with respect to the depositary receipts of the Issuer held by Mercury Special Situations and the Other Mercury Entities.

(iv)       Mr. MacLean, a Managing Member of Mercury Advisors, with respect to the depositary receipts of the Issuer held by Mercury Special Situations and the Other Mercury Entities.

Item 2	(b).	Address of Principal Business Office, or if None, Residence: The address of the principal business office of the Reporting Persons is 100 Field Point Road, Greenwich, CT 06830

Item 2	(c).	Citizenship: Mercury Real Estate Advisors LLC - Delaware limited liability company Mercury Special Situations Fund LP - Delaware limited partnership Mr. MacLean and Mr. Jarvis - U.S.A. citizens

Item 2	(d).	Title of Class of Securities: Depositary Receipts

Item 2	(e).	CUSIP Number: 644206104

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 644206104	13G	Page 7 of 8

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: Mercury Real Estate Advisors LLC, Malcolm F. MacLean IV and David R. Jarvis - 139,100. Mercury Special Situations Fund LP - 86,200.

(b)	Percent of class: Mercury Real Estate Advisors LLC, Malcolm F. MacLean IV and David R. Jarvis - 8.0%. Mercury Special Situations Fund LP - 5.0%.

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: Mercury Real Estate Advisors LLC, Mercury Special Situations Fund LP, Malcolm F. MacLean IV and David R. Jarvis - 0.

	(ii)	Shared power to vote or to direct the vote Mercury Real Estate Advisors LLC, Malcolm F. MacLean IV and David R. Jarvis - 139,100. Mercury Special Situations Fund LP - 86,200.

	(iii)	Sole power to dispose or to direct the disposition of Mercury Real Estate Advisors LLC, Mercury Special Situations Fund LP, Malcolm F. MacLean IV and David R. Jarvis - 0.

	(iv)	Shared power to dispose or to direct the disposition of Mercury Real Estate Advisors LLC, Malcolm F. MacLean IV and David R. Jarvis - 139,100. Mercury Special Situations Fund LP - 86,200.

The Reporting Persons specifically disclaim beneficial ownership in the securities reported herein except to the extent of their pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following.  ☐

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 644206104	13G	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MERCURY REAL ESTATE ADVISORS LLC

/s/ Malcolm F. MacLean IV
Malcolm F. MacLean IV, Managing Member

MERCURY SPECIAL SITUATIONS FUND LP

By:	Mercury Securities II LLC, its General Partner

By:	/s/ Malcolm F. MacLean IV
Malcolm F. MacLean IV, Managing Member

DAVID R. JARVIS

/s/ David R. Jarvis
David R. Jarvis, individually

Malcolm F. MacLean IV

/s/ Malcolm F. MacLean IV
Malcolm F. MacLean IV, individually

Date: February 14, 2005

Exhibit 1

AMENDED AND RESTATED JOINT FILING AGREEMENT

This Amended and Restated Joint Filing Agreement, dated as of February 14, 2005, is by and among Mercury Real Estate Advisors LLC, a Delaware limited liability company, Mercury Special Situations Fund LP, a Delaware limited partnership, and David R. Jarvis and Malcolm F. MacLean IV, each an individual (all of the foregoing are collectively referred to herein as the “Mercury Entities”).

Each of the Mercury Entities may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G with respect to depositary receipts of New England Realty Associates Limited Partnership beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the parties hereby agree to file a single statement on Schedule 13G (and any amendments thereto) on behalf of each of the parties, and hereby further agree to file this Amended and Restated Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Amended and Restated Joint Filing Agreement may be terminated by any of the Mercury Entities upon one week’s prior written notice or such lesser period of notice as the Mercury Entities may mutually agree.

Executed and delivered as of the date first above written.

MERCURY REAL ESTATE ADVISORS LLC

/s/ Malcolm F. MacLean IV
Malcolm F. MacLean IV, Managing Member

MERCURY SPECIAL SITUATIONS FUND LP

By:	Mercury Securities II LLC, its General Partner

By:	/s/ Malcolm F. MacLean IV
Malcolm F. MacLean IV, Managing Member

DAVID R. JARVIS

/s/ David R. Jarvis
David R. Jarvis, individually

Malcolm F. MacLean IV

/s/ Malcolm F. MacLean IV
Malcolm F. MacLean IV, individually